Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Called Higher Studios, Inc.
9042 Berry Farms Xing
Franklin, TN 37064
www.calledhigherstudios.com

Up to $1,070,000.00 in Class A Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

> **Company:** Called Higher Studios, Inc.
> **Address:** 9042 Berry Farms Xing, Franklin, TN 37064
> **State of Incorporation:** DE
> **Date Incorporated:** June 04, 2019

Terms:

> **Equity**

Offering Minimum: $10,000.00 | 10,000 shares of Class A Voting Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Class A Voting Common Stock
Type of Security Offered: Class A Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks* and Investment Bonuses

Time Based Perks

Super Early Bird

Invest within first 48 hours and get an additional 30% bonus shares

Early Bird

Invest within the first week and get an additional 15% bonus shares

Amount Based Perks

Invest $250+

Special Thank You

Get a special "Thank You" with your name in the credits of our first film

Invest $500+

Associate Producer

Receive an "Associate Producer" credit in our first film + an autographed picture of the main cast*

* cast photos determined by Called Higher Studios

Invest $1,000+

Private Screening & Swag

Get access to host a private screenings of our first film on launch night* + special Called Higher Studios branded swag** + Associate Producer perk

* subject to Called Higher Studios and distributor's rights and timing for our first film

** branded swag determined by Called Higher Studios

Invest $2,500+

Premiere Invite

Invitation with two (2) tickets to the premiere of our first film* + Private Screening & Swag perk

travel not included

Invest $5,000+

Cast Member

Become a cast member and star as an extra in our first film + an additional 5% bonus shares + Premiere Invite perk

Invest $10,000+

Producer

Receive a Producer credit on our first film + an additional 10% bonus shares + a private meet and greet with the main cast of our first film[1] + Premiere Invite perk

[1] *meet and greet for two (2) will be held at the Premiere; must be the same people that attend the Premiere Invite perk*

All perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Called Higher Studios, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1 / share, you will receive 110 class a common shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Called Higher Studios, Inc is intended to be the first Christian, fan owned faith based movie studio. We develop, produce, and distribute content in the form of films, television programs, and short form media to the Christian audience. Our unique value is that we are crowd owned, giving us the ability to listen and interact with our investors and fans.

Faith based films are a particular genre that appeal to people of faith. By sourcing inspirational stories that have a common theme, we develop pilots or scripts around this material and then utilize a team of people, commonly directors, actors, and other film related tradesmen to produce visual content in the form of movies or television. We then distribute this media and attempt to create profitable returns for the company.

Jason Brown currenlty owns 100% of Global Development Alpha, LLC. This LLC's sole purpose is to own the stock of Called Higher Studios, Inc. There are currently no business relationships between the two companies other than a parent company ownership through Global Development Alpha, LLC.

Competitors and Industry

Pure Flix - Pure Flix is an American conservative Christian production and distribution company founded by David A. R. White and Russell Wolfe, inspired by Netflix. They are known for producing Christian films, notably God's Not Dead (2014), Do You Believe? (2015), I'm Not Ashamed (2016), The Case for Christ (2017), and Unplanned (2019). Since 2015, films distributed by Pure Flix have collectively grossed over $100 million at the domestic box office.The company has headquarters in Scottsdale, Arizona.

Promenade Pictures - Promenade Pictures is a motion picture production company founded in 2003 by Frank Yablans, the former head of Paramount Pictures and of MGM/UA. The stated goal of the company is the creation of family-friendly films. In

2007, the company released its first film, an animated version of The Ten Commandments. It is the first in their "Epic Stories of the Bible" series.

Fox Faith - Fox Faith is a brand of film studio Twentieth Century Fox targeting evangelical Christians. Established under Fox's video division, Fox Faith acquires independent Christian-themed films for theatrical and video release. Fox describes Fox Faith titles as "morally-driven, family-friendly programming," and requires them to "have overt Christian content or be derived from the work of a Christian author."

Current Stage and Roadmap

Called Higher Studios is currenlty in the start up stage of our company's lifecycle. It is our intentions to grow a community of engaged supporters and fan investors through Regulation CF, while simulatenously partnering with existing content creators in our space. By leveraging our industry knowledge and experience, we feel that we have the opportunity to create revenue streams from developing faith based feature films and television programming, while also creating additional revenue streams associated with marketing other studios films and television products. By partnering with these companies, we position ourselves for long term success in joint ventures on projects co-funded by our company and sourced through our community. Currently we are in an early stage in our company, sourcing material and developing ideas for scripts or movies. It is our intention to produce our first feature film in the next 12 to 24 months.

Currently we are operating as an early stage company. This means we have laid the foudation by creating company assets such as the logo, website, and other assets. We have initially capitalized the company with funding from our initial founders. We have filed all the necessary paperwork for companies to exist and to operate in the appropriate fields and states. We have held meetings with potential partners, marketing companies, writers, and others. We are currently developing and seeking scripts that we hope to eventually turn into feature films, so we are in operations but as we move forward our goal is to move into physical production of films that we either produce or co-produce with other companies.

The Team

Officers and Directors

Name: Jason Brown

Jason Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 04, 2019 - Present
  Responsibilities: Overseeing the vision and direction of the studio. Currently this role takes no compensation and does not provide an equity compensation. This

role may pay compensation in the future. Mr. Brown currently does not plan on stepping down from this role for the foreseeable future.

- **Position:** President
  Dates of Service: June 04, 2019 - Present
  Responsibilities: Overseeing operations. Currently this role takes no compensation and does not provide an equity compensation. This role may pay compensation in the future.

- **Position:** Director
  Dates of Service: June 04, 2019 - Present
  Responsibilities: All responsibilities of Board Director outlined in the ByLaws. Currently this role takes no compensation and does not provide an equity compensation. This role may pay compensation in the future.

Other business experience in the past three years:

- **Employer:** Arolucha, Inc.
  Title: CEO
  Dates of Service: October 13, 2017 - June 01, 2019
  Responsibilities: Overseeing the developing stages, vision, and staffing of the company.

Other business experience in the past three years:

- **Employer:** Aroluxe, LLC
  Title: CEO
  Dates of Service: March 17, 2014 - October 01, 2016
  Responsibilities: Overseeing corporate strategy, vision, and execution. Jason Brown though Aroluxe Parent Co, LLC sold his shares in this company in October 2017.

Other business experience in the past three years:

- **Employer:** Aroluxe Parent Co, LLC
  Title: Member
  Dates of Service: December 04, 2014 - Present
  Responsibilities: Overseeing the operations of this holding company.

Other business experience in the past three years:

- **Employer:** Global Development Alpha, LLC
  Title: Board Member
  Dates of Service: May 31, 2019 - Present

Responsibilities: Overseeing the operations of this holding company. This company holds a controlling interest in Called Higher Studios, Inc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created

for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Voting Common Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that we may never produce or create a feature film, our product, or if we do, the product may never be distributed. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights

The Class A Voting Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company, have limited voting power, and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying a voting stock, which has limited voting power when compared to other classes of stock, as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products, our feature films and television shows, will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have content products such as films, television shows, and other content in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Called Higher Studios, Inc was formed on June 4, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Called Higher Studios, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Called Higher Studios, Inc is a good idea, that the team will be able to successfully create content, our product, market and sell the product or service, that we can price and produce them right and sell them to enough people or companies, so that the Company will succeed. Further,

we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including writing, producing, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business with an internet presence, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service to Called Higher Studios, Inc, its assets, or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using or partnering with Called Higher Studios. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Called Higher Studios could harm our reputation and materially negatively impact our financial condition and business.

Brand New Company

Called Higher Studios was incorporated in June 2019. It is a brand new company, with no history upon which an evaluation of its past performance and future prospects can be made. Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Called Higher Studios incorporated June 2019, we have not yet commenced planned principal operations. To date, we have not generated any revenue. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

We depend on a small management team.

Our success will greatly depend on the skills, connections and experiences of our founders, Jason Brown and Ashley Greyson. We are also dependent on outside labor and vendors for projects. Should any of them discontinue working for or with Called Higher Studios there is no assurance that Called Higher Studios will be able to continue. We will also need to source future projects and hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire, and retain the right people for the various key positions. Our success depends, in large part, upon our ability to recruit and retain key people and we can guarantee that we will be able to continue to identify, recruit and retain these people. Additionally some writers, performers, or key people from time to time can stop working for us for any number of reasons, and we cannot guarantee that we will be able to retain our current people either during the terms of their contracts or when their contracts expire.

Our founders control the company.

Jason Brown is currently our controlling shareholder through Global Development Alpha, LLC. As the majority holder of Class B Voting Common Stock, which gives Global Development Alpha, LLC 10 (ten) votes per share that is holds, as opposed to 1 vote per share to Class A Voting Common Stock like you, Global Development Alpha, LLC will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Global Development Alpha, LLC's voting power through its ownership of Class B Voting Common Stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Called Higher Studios, having extra checks and balances to prevent fraud and produce reliable financial reports.

What we are doing has rarely been done before.

We are the first company to attempt this business model in the faith based and Christian genre. To our knowledge, only one other fan owned movie studio exists to date. Because of this, it is numerical to say that this has not been done with any scale or significance in the market place. It is our hypothesis that aggregating fans and investors, by allowing them to be invested in our company will give us a competitive advantage in the market place, but our hypothesis could be wrong. There is no assurance that we will be able to derive any benefits from being fan-owned and it actually could work against us and provide negative benefits. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we have may copy our idea causing us to lose this competitive advantage.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down"

Our goal is to aggregate a very large number of investors in Called Higher Studios, which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends, and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky and often budgets run over and timelines get delayed

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie. There is often budget over-run and often timelines and schedule get delayed or extended due to unexpected errors or issues. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

It is our intentions and plans to develop a diverse slate of projects in the entertainment industry including feature films, television shows, live events, social media content and other transmedia content, experiences, and events. Final decisions on projects are made by the Called Higher Studio's management team and we may elect or choose projects that you do not like, don't believe in or even ones that you object to.

Even if one of our projects is successful; it is likely to take a very long time for us to realize any revenue or profits

Even if we are involved in a financially successful project, the process of making money and realizing profits in entertainment industry is slow. The time span from the moment the project starts to its completion, release and recognition of revenue is substantial and is typically measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

We are offering Class A Voting Common Stock. We can issue preferred stock without stockholder approval.

We are offering Class A Voting Common Stock which has a reduced voting power of 1 vote per share when compared to the Class B Voting Common Stock which holds 10 votes per share, which means that as long as the Class B Voting Common Stock controls the company, you will not have a say, or could have a reduced say, in the direction of the Company, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a vote that could override their decision. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stock holders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party creators and producers such as studios, development, production, and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all the resources required to help make our projects successful. In the future, it is our plans to hire additional employees and add well-known advisors to our company; any number of those employees or advisors may change their minds and terminate their relationships with the company.

We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights.

Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties may become time-consuming and expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. As a result of this type of dispute, we could also be required to develop non-infringing technology, make royalty or damage payments, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve claims, any of which could be costly or unavailable on acceptable terms.

The offering price has been arbitrarily set by Called Higher Studios.

Called Higher Studios set the price of its Class A Voting Common Stock. Valuations for companies at our early state of development are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Equity crowdfunding is new.

Called Higher Studios existing funding and future fundraising plans are reliant on equity crowdfunding and provisions of the JOBS Act, which have been in effect for a short period of time. Secondary markets do not exist yet, and may not exist for some time, or ever, which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws or interpretations of the laws could impact Called Higher Studios' ability to raise money as well as your ability to trade or sell your shares.

Cryptocurreny and the ICO wave could muddy the market.

Called Higher Studios has focused its fundraising efforts purely on the new provisions enabled by the JOBS Act. We feel this is a conservative approach given some of the volatility and uncertainty with ICOs and Tokens, but it could turn out to be overly conservative and result in Called Higher Studios missing out on a large wave of investment and/or being passed up by a competitor riding the ICO or Token wave.

Competitors could overtake our momentum.

As the marketplace becomes more intelligent about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results

We face competition for our audiences from professional companies and other large, well-financed studios and content creators. We also compete with streaming services, live events, leisure activities, and any other event that a viewer may choose to attend or watch instead of our programming or content. This market is rapidly changing and increasingly fragmented. Many of the companies with whom we compete have substantially greater financial resources than we do, such as Affirm Films, PureFlix, and others. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive projects or offers to existing and potential customers and employees. Our failure to compete effectively could result in a significant loss of project support, viewership, ticket or box office sales, merchandise sales, any of which could adversely affect our operating results.

If we are unable to build and maintain our brand of entertainment, our operating results may be adversely affected. We are at the mercy of public perception.

Christian, Faith Based, and Family content has an intense core fan base, but it is not as large as the general market. The lack of awareness of our brand, among fans who have a large number of entertainment choices, may adversely affect our operating results.

We must build and maintain a strong brand identity to attract and retain a broad fan base. The creation, marketing, and distribution of live events, films, tv programs, digital and other forms of content that we may produce that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service, and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in attendance, viewership, and other forms of content consumption for our projects. It could also lead to a decline in merchandise sales and any future film or television deals, which would also adversely affect our operating results. Film and Television production is created to evoke a passionate response from fans. This includes creating personas and characters that generate strong reactions, whether positive or negative. These personas do not necessarily represent the personal opinions of the Company, the actors, the writers, directors, or other people working on the projects. We may be associated with performers, actors, writers, and other industry professionals who are subject to changing public perceptions. The public perception of those people or the created personas depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether accurate or not. This could impact our reputation and, depending on the severity, could adversely affect our revenues and our operating results.

We could incur substantial liability in the event of accidents or injuries occurring during our events or the production of our original content.

We will hold numerous events each year and plan to produce original content. These activities expose our company and our employees, actors, and others who are involved in the production of these projects to the risk of travel, work, and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of creating productions and events exposes the previously mentioned people to the risk of serious injury or death. Although we self-insure medical costs for our productions and events and our employees, actors, and some others that work on our projects for injuries that they incur while performing or working on our projects and we also self insure a substantial portion of any other liability that we could incur relating to such injuries, liability to us resulting from any death or serious injury sustained by one of our employees, actors, or others while working on our projects or events, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

We currently secure insurance programs to address our various risks with terms, conditions, and costs that are appropriate for our business. However, heightened concerns and challenges regarding property, casualty, liability, business interruption, and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost, including coverage for acts of terrorism, cyber attacks, weather-related damage and other perils associated with our operations.

Part-Time founders and officers.

Ash Greyson is part time, this may result in diminished time being committed to Called Higher Studios and potentially impact company performance.

We could have a very large shareholder base in the future, which will likely continue to grow over time.

It is Called Higher Studio's plans to acquire and have many shareholders. It is uncommon for a start-up company with limited resources and a small staff to attempt to do this or to have many investors. Our stated goal is to grow the shareholder base through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Called Higher Studios to fail.

There is no current market for Called Higher Studio's shares.

There is no formal marketplace for the resale of our securities. Shares of our Class A Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Our business model is dependent upon Regulation CF

Our business model is built around the idea that a company with many investors and fans will have a strategic advantage in the marketplace. For this reason, our company is dependent upon the Regulation Crowdfund raise and any adverse ability to execute a successful raise could adversely affect the company's ability to succeed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Global Development Alpha, LLC (managed by Jason Brown, Member, owns 100%)	1,500,000	Class B Voting Common Stock	88.64

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Voting Common Stock , and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class A Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 46,875 outstanding.

Voting Rights

The rights of the holders of the shares of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders.

Material Rights

(a) The rights of the holders of the shares of Class A Voting Common Stock and Class B Voting Common Stock are identical, except that the holders of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Voting Common Stock at all times shall vote together with the holders of Class B Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the Board may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Common Stock.

(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

Class B Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 1,687,500 outstanding.

Voting Rights

The rights of the holders of the shares of Class B Voting Common Stock shall be entitled to ten (10) votes for each share on all matters submitted to a vote of the shareholders.

Material Rights

(a) The rights of the holders of the shares of Class A Voting Common Stock and Class B Voting Common Stock are identical, except that the holders of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Voting Common Stock at all times shall vote together with the holders of Class B Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. Each holder of Class B Voting Common Stock shall be entitled to ten (10) votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Voting Common Stock at all times shall vote together with the holders of Class A Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the Board may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Common Stock.

(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

(d) Restrictions. No holder of Called Higher Studios Class B Voting Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Voting Common Stock without Called Higher Studio's prior written consent. Called Higher Studios may withhold consent for any legitimate corporate purpose.

(e) Conversion Rights. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock at the option of the holder at any time upon written notice to the Corporation. Except for certain permitted transfers, each share of Class B Voting Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Voting Common Stock, upon sale or assignment.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of is authorized to designate the rights, preferences, privileges, and restrictions of any such series at a future date.

Material Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of is authorized to designate the rights, preferences, priviliges, and restrictions of any such series at a future date.

What it means to be a minority holder

As a minority holder of Class A Voting Common Stock of the company, you will have limited voting power and limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: Start Up Capital, Initial Working Capital
  Date: July 23, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 187,500
  Use of proceeds: Initial Stock Issuance
  Date: July 26, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 46,875
  Use of proceeds: Consulting Agreement for Ash Greyson, Initial Start Up
  Date: July 26, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate for a substantial amount of time through capital contributions and/or debt provided by our parent company Global Development Alpha, LLC and/or other investors. Our current business model does not have a high burn rate and our operations can be scaled according to our business plan and/or revenue streams. In essence, we do not incur major expenses unless we have projects being delevoped or that are in production.

Foreseeable major expenses based on projections:

Our major expeneses foreseen are overhead, marketing, public relations, project development, and fees associated with Regulation CF.

As we choose projects and make the decision that it is in the company's best interest to attempt to produce and distribute that project, some of the major foreseeable expenses that could occur are expenses related to hiring writers to develop the script, casting, actor payments, director payments, producer payments, film crew, editing and post production expenses, marketing and film sales related expenses, and film finance expenses.

Future operational challenges:

Crowd management - as our fan and investor base grows, managing the communications and expectations of individual fans and investors becomes more challenging. This will require additional resources, both capital and human.

Finding quality content - our business relies on finding quality source material and/or partnering with other companies who have the rights to quality content.

Future challenges related to capital resources:

Our core business is supported by our community, so our abillity to aggregate like minded people is essential to our business. There is the possibility that our estimates on fans and investors are not met. While we have the ability to self fund our company by taking on additional debt, capital calls, or engaging outside investors, the ability to

source a "crowd" around our mission opens additional revenue streams for our company.

Future milestones and events:

The opening and closing of our first Regulation CF raise. This is a significant milestone because it begins the process of allowing us to take on fan investors, which is critical to our model. While we have no large expeneses during this early stage of our company, this milestone is significant because it allows us to take on additional capital, but more importanly it allows us to build a following around our company. We are able to operate for a substantial amount of time without revenue because a majority of our expenses are tied to individual projects. If we begin a project in the production phase, then we intend to have the financing of that film in place and readily available. During pre-production or the "development phase" of each project, which we are in now, we have very few expenes that drain the company's resources. This phase mainly consists of vetting projects and doing pre-production tasks such as optioning intellectual property or having outlines or scripts developed.

The opening and closing of a subsequent larger crowdfunding raise. It is our intention to continue to execute multipe crowdfunding raises, this is essential to our business model to grow our investor base, our crowd, and our capital resources. While we may execute additional Regulation CF raises, it is our current intention to file additionla larger raises.as well

The Release of Our first project - Currently, we are developing projects and we are excited about our first one. As we are developing ideas and scripts, the release of our first movie will be a significant milestone for our company. It is our intention to physically produce (film) our first feature film within 12 to 24 months, follow that with post production and distribution as may be available depending on the dynamics and acceptance of the project. For us to fully fund a movie, 100% by Called Higher Studios, we estimate that we will need between $1 to $2 Million dollars depending upon the complexity of the script, the genre, the actors that are attached, and other variable factors. Films generally need marketing dollars in the form of "P&A", known as print and advertising, so we could need an additional $500,000 to $1.5 Milliion to properly distribue and market the film, depending upon the structure and the nature of the film's release. If we partner or co-finance a film with another production company, then it is possible that we may be able to own a percentage of the film through a joint venture for much less, possibly $250,000 to $500,000, but this is dependant upon the nature of the deal and how we structure the joint venture. While box office receipts and licensing fees are usually known relatively quickly for films, they usually have a long recoupment cycle and therefore sometimes take 1 to 3 years to generate significant profits that are actually realized and collected by the company.

We expect to start generating revenue in 12 to 24 months, but we may not be able to be profitable by that time. It is dependant upon how many projects and what types of projects we engage in. There is the potential for Called Higher Studios to generate revenues that are not dependant upon creating and distributing our own feature

film(s); examples of these types of revenues would be utilizing our platform and community to advertise another studio's film project(s), selling company owned or branded merchandise, or producing or consulting on films for a fee.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current Cash on Hand - $25,000

Currently there is no debt on the company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to company operations. We possibly have access to additional funds and/or resources through capital calls or outside accredited investors, but it is our initial intention to fund films through our Regulation CF and future crowdfunding raises.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not neccessary to the viability of the company. The fans and/or investors of Called Higher Studios, Inc are vital to the company and its proposed business model/revenue streams. Depending on the funds raised, a significate amount of funds on hand after the Regulation CF raise would be from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for up to 36 months if we raise our minimum. This is based on our ability to self fund and our current expenses, which are minimal and only consist of overhead fees associated with keeping the company administrativly in good standing, office space, and legal and accounting fees.

How long will you be able to operate the company if you raise your maximum funding goal?

We would be able to operate our company for 36 months or longer, but with additional capital we would be able to advance our individual film projects. Our company is unique in that if we are not producing film projects, then our expenses and overhead are typically lower than when we have projects "in" production. But when we have projects "in" physical production either we have the budget lined up and readily available or we have put financing in place to cover any major expenses that come along with physical production of a movie such as the cost of cast, director, locations, filming, lighting, editing, marketing, etc.

If we are not able to raise our minimum amount, then it would greatly hinder our ability to produce feature films that we desire to produce. While we would still be able to technically operate, we would need to focus our attention and resources on finding outside capital resources to produce our films, rather than using potential capital from our Regulation CF raise or future raises.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There may be future sources of capital available to our company through additional investment of current founders, but our initial plan to raise more capital will be through additional types crowdfunding.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Global Development Alpha, LLC
  Names of 20% owners: Jason Brown (100%)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Called Higher Studios Inc.'s Parent Company purchased 1,500,000 Class B Voting Common Stock Shares (Founder).
  Material Terms: Initial Stock Issuance, 1,500,000, Class B Voting Common Stock

Valuation

Pre-Money Valuation: $1,734,375.00

Valuation Details:

Our pre-money valuation was based on comparable companies at a similar stage as Called Higher Studios. The most prominent is Legion M. It is the closest, most recent company that has initiated operations with a very similar model to Called Higher

Studios. In their initial filing of their Form C, prior to their first Regulation CF round and prior to having any lenghty history of operations, again similar to Called Higher Studios, Legion M had approximately 1,546,040 shares of common stock outstanding prior to thier initial round which went live with a $7.00 price per share, giving them an approximate pre-money valuation of just north of $11,000,000. Based on their market, the genre of films that they invest in, and the current climate of the faith based market which Called Higher Studios is targeting, it is our analysis that a discount of approximately 85% should be applied and results in our valuation of $1,734,375.00 for Called Higher Studios.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  We will use these funds to market the company, future raises, and any projects that we are involved in.

- *Working Capital*
  40.0%
  We will use these funds to increase our cash reserves and our working capital. These funds may be deployed for various reasons. For instance we plan on using some of these proceeds for items such as a new website or updating our website, technology investments and/or application development for our community to use, company payroll (including our CEO and other future staff), investments into future film and television projects by our company or with other production companies.

- *Charity Donations*
  10.0%
  10% of our first raise will be donated to a select number of charities that we support.

- *Overhead*
  16.5%
  We will use these funds for general overhead. Items such as insurance, professional and accounting fees, insurance, interest, legal fees, labor burden, rent, repairs, supplies, taxes, telephone bills, travel expenditures, utilities, and others fall under this category.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  We will use these funds to market the company, future raises, and any projects that we are involved in.

- *Working Capital*
  48.0%
  We will use these funds to increase our cash reserves and our working capital. These funds may be deployed for various reasons. For instance we plan on using some of these proceeds for items such as a new website or updating our website, technology investments and/or application development for our community to use, company payroll (including our CEO and other future staff), investments into future film and television projects by our company or with other production companies.

- *Charity Donations*
  10.0%
  10% of our first raise will be donated to a select number of charities that we support.

- *Overhead*
  13.5%
  We will use these funds for general overhead. Items such as insurance, professional and accounting fees, insurance, interest, legal fees, labor burden, rent, repairs, supplies, taxes, telephone bills, travel expenditures, utilities, and others fall under this category.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.calledhigherstudios.com (www.calledhigherstudios.com/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/called-higher-studios

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Called Higher Studios, Inc.

[See attached]

Called Higher Studios, Inc.
Delaware Corporation

Financial Statements and Independent Auditor's Report
June 4, 2019 (inception)

Called Higher Studios, Inc.

TABLE OF CONTENTS



To the Board of Directors
Called Higher Studios, Inc.
Raleigh, North Carolina

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying balance sheet of Called Higher Studios, Inc. (the "Company") as of June 4, 2019 (inception) and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Called Higher Studios, Inc. as of June 4, 2019 (inception), in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
August 29, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

CALLED HIGHER STUDIOS, INC.
BALANCE SHEET
As of June 4, 2019 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-

Stockholders' Equity:

Preferred Stock, $0.00001 par, 5,000,000 shares authorized, zero shares issued and outstanding as of June 4, 2019 (inception)	-
Class A Voting Common Stock, $0.00001 par, 5,000,000 shares authorized, zero shares issued and outstanding as of June 4, 2019 (inception)	-
Class B Non-Voting Common Stock, $0.00001 par, 10,000,000 shares authorized, zero shares issued and outstanding as of June 4, 2019 (inception)	-
Additional paid-in capital	-
Accumulated deficit	-
Total Stockholders' Equity	-

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of June 4, 2019 (inception)

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (the "Company") is a corporation organized on June 4, 2019 under the laws of Delaware. The Company's mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content.

As of June 4, 2019 (inception), the Company had not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of June 4, 2019 (inception)

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of June 4, 2019 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of $0.00001 par value Class A Voting Common Stock, 10,000,000 shares of $0.00001 par value Class B Non-Voting Common Stock, and 5,000,000 shares of $0.00001 par value preferred stock. No shares were issued or outstanding as of June 4, 2019 (inception).

Class A Common Stock are identical to Class B Common Stock other than with respect to voting rights, where Class A Common Stockholders have voting rights and Class B Common Stockholders have no voting rights. The rights of any future series of preferred stock will be established when such series is authorized and may contain rights and preferences superior to common stock.

See Note 6 for the amended capital structure subsequent to June 4, 2019 (inception).

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective on its inception date.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of June 4, 2019 (inception)

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on its financial reporting and disclosures

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Amended Articles of Incorporation

On July 22, 2019, the Company amended is articles of incorporation, authorizing 10,000,000 shares of $0.00001 par value Class A Voting Common Stock, 5,000,000 shares of $0.00001 par value Class B Voting Common Stock, and 5,000,000 shares of $0.00001 par value preferred stock.

Class A Voting Common Stock are identical to Class B Voting Common Stock except that the holders of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters subjected to a vote of the shareholders. Each holder of Class B Voting Common Stock shall be entitled to ten (10) votes for each share on all matters submitted to a vote of the shareholders.

Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock at the option of the holder.

Management's Evaluation

Management has evaluated all subsequent events through August 29, 2019, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

 start engine | Q | Start Investing   Get Funding   Sign In

This offering is not live or open to the public at this moment.

Called Higher Studios
Making Movies That Matter




◎ Website   📍 Franklin, TN   **FILM & VIDEO**

We are a faith based movie studio taking advantage of equity crowdfunding laws that allow individual investors to invest in companies through Regulation CF. Our market is identifiable, growing, loyal and passionate about the content created in this space.

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	**$1.73M** Valuation
Equity Offering Type	**$100.00** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁰   Comments   🤍 Follow

Reasons to Invest

- Large Market: Faith driven consumers spend approximately $2 trillion dollars per year

- Proven Team: Our team has produced feature films that have been distributed by Netflix & Wal-Mart and have helped generate over $1 billion dollars in world wide gross box office receipts

- Great Opportunity: Potential to make money & spread the gospel

A Letter from the CEO

To Our Potential Investors,

First off, I want to personally thank you for taking the time to visit our page and for taking the time to learn more about our company. If you've watched the video, then you've already gotten a chance to learn a little bit about us and why we're so excited about Called Higher Studios.

The BIG QUESTION is this, "Why Should I Invest In This Company?" and that's a great question. Below you'll find some information on the space, potential market, and strategy but at the end of the day, you need to be passionate about Christ. Jesus taught through parables...stories that changed people's lives and that's ultimately what we're doing. Sure, we have business sense, models, and a deep desire to turn this company into something profitable and amazing, but at the end of the day I'm going to be called home at some point and I will not be on this earth... and the most important thing that I can personally do is to tell people about Christ and point them to him. If you want to share in that, then you should keep reading or just go hit the invest button now.

Ash and I have had tremendous success in this business. To be successful you need three things. First, great projects and we know that we can find those...they are all around us...you might even have the perfect story for a movie. Second, the ability to create movies at a high level. You can watch our reel and see the movies we've worked on, they are tv and theater-quality no doubt and we'll only get better. Third, you need marketing, marketing, marketing. Ash has been the premier marketer for Christian films for a long time, so we've got that covered. By adding you to the mix, we can be unstoppable. If we can execute those three things flawlessly AND then add a passionate community of investors that can potentially share in the profits and reward, then I believe the sky is the limit! I can only imagine how this company will look five years from now! It's going to be exciting.

Thanks for stopping by and I sincerely hope that you'll invest in Called Higher Studios, it's going to be an amazing ride. This is the best opportunity for you to own the largest piece of the pie...the ground floor and through StartEngine you have the opportunity right now to get in on the opportunity.

Sincerely,

Jason Brown

Jason Brown
CEO of Called Higher Studios, Inc.

Notable faith based films


THE PASSION OF THE CHRIST
Grossed
Over $370 Million
Heaven is for Real
Grossed
Over $91 Million
I CAN ONLY IMAGINE
Grossed
Over $83 Million
WAR ROOM
PRAYER IS A POWERFUL WEAPON
Grossed
Over $67 Million
MIRACLES HEAVEN
Grossed
Over $61 Million
GOD'S NOT DEAD
THE MOVIE
Grossed
Over $60 Million

THE PROBLEM

The world needs the gospel

As Christians, we are called to love people and spread the gospel of Jesus Christ. Currently, there is not enough quality Christian content being made, but there is no shortage of secular content for our children to watch. This content promotes principles that go against our core beliefs and together we can change that. There are faith-based movies and television shows that exist, but there is currently NO OPPORTUNITY for YOU to be a part of it. UNTIL NOW. There is a huge base of Christian content creators, fans, and investors, with exciting ideas, who want to PARTICIPATE in projects with people who believe what they believe...who hold the same passions and values as they do and who want the OPPORTUNITY to SHARE in potential PROFITS.

THE SOLUTION

We are the *first* fan owned Christian Movie Studio

New streaming services are popping up all over the place, Apple and Disney+ are just a few...and they are well-capitalized and need content. Called Higher Studios is giving millions of Christian fans the opportunity to serve by creating content that honors God's values AND the opportunity to share in the business! We're giving you a voice in the TV and Movie industry. YOU own the company, therefore you own a piece of every project that we do! Together, we will leverage the power of community to make better faith-based movies, and together, we'll make the company great.





Streaming companies distributing faith based content:

NETFLIX
hulu
PURE FLIX
prime

Studios making faith based content:

SONY
AFFIRM FILMS
A Sony Company
PURE FLIX
KINGDOM STUDIOS

OUR TRACTION

Strong foundation + early quick wins = momentum

The company is in an early stage of development. We are beginning to source projects and put deals together...which means if you invest, you have the opportunity to weigh in on some of these decisions. We've laid the groundwork and cultivated many worthwhile relationships within this community. Ash Greyson, one of our co-founders, has worked on over 90 feature films and has helped in generating over $1 Billion Dollars in World Wide Gross Box Office Receipts for films that he has worked on [1]. If you want to reach the faith-based audience, he's your guy and now you can be his partner.

When you take the team we've put together, our industry knowledge of crowd building, identifying potentially successful IP, cost-conscious production, and distribution and marketing expertise...you've got a recipe for success. Please take a look at the publications below that published our latest press release. All we need is the final ingredient, that's YOU. You are our strategic advantage, as a crowd and community, we can be UNSTOPPABLE.





THE MARKET

Faith driven consumers spend around $2 TRILLION dollars annually...Yes Trillion with a "T"

While 71% of Americans self-identify as "Christian", there is a rapidly emerging and economically powerful subset known as Faith Driven Consumers. These consumers constitute 17% of the American adult population, which is approximately 41 Million people. Along with producing faith-based movies, there is a broader market opportunity to serve this community with additional faith-based products such as merchandise, books, religious study materials, and more. The current Christian publishing market has been estimated at $1.2 Billion [2].



WHAT WE DO

Our model is revolutionary, forward-thinking, and Christ-centered

Called Higher Studios is a professional movie studio. We will do exactly what our founders have done in the past, create high-quality feature films and television entertainment. The strategic advantage and opportunity is partnering with YOU, the fans. By creating a community of passionate Christian fans, we are closer to our consumers than any of our competitors. By creating a relationship with you, together we will be able to create films that you desire and want to see. After WE produce the films, together WE will distribute the film and use our collective VOICE to market and distribute our CREATION!



THE BUSINESS MODEL

Create and distribute quality entertainment

The faith-based genre is one of the few genres where it is possible to create a film for under $2 Million dollars and have potential returns of 30X or higher. For example, the 2014 film "God's Not Dead" had an estimated production budget of approximately $2,000,000 and grossed approximately $60,755,732 in the domestic box office theatrical release [3].

There is no doubt that the potential exists to create exponentially rewarding returns through faith-based films, but we also have the additional advantage of other non-traditional revenue streams because of how we structured YOUR company.





Other revenue streams include:

- Marketing Services for other Christian Studios and Content Creators
- The Ability to Grow Influencers & Brands
- Company Branded Merchandise
- Owned or Affiliated Merchandise or Brand Collaborations
- Facebook, Instagram & YouTube Shows

HOW WE ARE DIFFERENT

We openly share our faith

Our mission statement is "To serve God by creating content that inspires, teaches, and introduces people to Christ, Christian principles, and a pathway to salvation." That's how we're different, we believe that God created us for COMMUNITY and we are going to run our business that WAY. We're going to openly use our platform and our content to share the message of Jesus Christ, that's what we're here for. If you believe this way and share that vision then we hope you'll join us by investing.

THE VISION

Our vision is to be a beacon of light

When we close our eyes, we see a full-scale studio located in Nashville TN, producing feature films, television shows, and social media content that honors and spreads the gospel of Jesus Christ. We see ourselves as a launching pad for innovative, young Christian content creators, giving them the support and infrastructure to thrive in their calling.

OUR TEAM

A company built on family values

Jesus had a small core team that he trusted with his mission. Film production is very similar, we begin with a small group of people to keep costs down but when we move into physical production it is not uncommon to hire hundreds of people to work on a movie. If you've ever seen the credits after a feature film, then you understand how many people it actually takes to make a movie. It's very similar to construction, once we, as a company, develop the project then we have to hire all the contractors and trades to build the house. We have the experience, the relationships, and a track record of creating success in this industry...and we're going to do it by putting Christ first. Our community gives us an advantage, and we're asking you to be a part of it!

 

WHY INVEST

If you've made it this far, you're

If you've made it this far, you're interested...here's a bonus.

Investing is about taking what we have and creating more, but to us, that doesn't just mean more money. Of course, we're going to develop projects that make business sense and have the greatest potential for a monetary ROI, but we also believe that Jesus commanded us to love and serve our neighbors. To help do that, we are giving investors and fans the opportunity to not only get a potential return on their investment, to have a voice in the movie industry, and a voice in culture...but when you become one of "The Called" you're going to feed hungry children, give an orphan a home, help veterans struggling with PTSD, and help children with genetic disorders and disabilities.



10% of our First Raise will be donated to the following charities:

- The Joseph School:
    - Provides education for children and orphans in Haiti
- The Angel Foundation:
    - Provides Angel blankets to children with cancer at St. Judes
- ReBoot Combat Recovery:
    - Helps combat veterans with PTSD
- Josiah's House:
    - Provides care for orphans in the Dominican Republic
- The Turner Syndrome Society:
    - Supports young girls with Turners Syndrome (TS). CEO Jason Brown's daughter has TS and this is a charity that is very close to his heart

* (10% of the first raise will be divided equally by 5 (five) and that portion will be donated to each charity) *

Thank you for your time and please click in the "Invest Now" button if you would like to purchase stock in Called Higher Studios, Inc. and take advantage of this amazing opportunity.

References
[1] - Source
[2] - Source
[3] - Source
[4] - Source

In the Press

NEWSWIRE

SHOW MORE

Meet Our Team





Jason Brown
Founder & CEO

Jason Brown has produced feature films that have been distributed by Netlix & Wal-Mart. He has started multipel companies, including Aroluxe, LLC, a marketing agency which he sold in 2017. Additionally, he founded a production company which helped to create over 300 hours of network television that aired on POPtv, a channel owned by CBS & Lionsgate. His experience in community building and film & television drive his passion for Called Higher Studios.



Ash Greyson
Founder & Head of Advisory Board

With more than 20 years of media experience, Ash is an expert producing, marketing, and digital and social strategies for faith based filmd. Clients inlcude Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, TBN, Walden Media, and PureFlix. Ash's marketing campaigns have played an integral part in the success of many films including God's Not Dead that produced over 60 million dollars



in the box office and 2016: Obama's America, the second highest grossing film in its genre.





C. Neil Davenport
Writer

Neil Davenport was born in Plano, Texas and now resides in Atlanta, Georgia. Neil's love for film and theater formulated in high school; he went on to earn a B.A. from a Augusta University. He has written projects for commercials, film, and episodics.



Offering Summary

Company : Called Higher Studios, Inc.

Corporate Address : 9042 Berry Farms Xing, Franklin, TN 37064

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $100.00

Terms

Offering Type : Equity

Security Name : Class A Voting Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : 1,070,000

Price per Share : $1.00

Pre-Money Valuation : $1,734,375.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks* and Investment Bonuses

Time Based Perks

Super Early Bird

Invest within first 48 hours and get an additional 30% bonus shares

Early Bird

Invest within the first week and get an additional 15% bonus shares

Amount Based Perks

Invest $250+

Special Thank You

Get a special "Thank You" with your name in the credits of our first film

Invest $500+

Associate Producer

Receive an "Associate Producer" credit in our first film + an autographed picture of the main cast*

* cast photos determined by Called Higher Studios

Invest $1,000+

Private Screening & Swag

Get access to host a private screenings of our first film on launch night* + special Called Higher Studios branded swag** + Associate Producer perk

* subject to Called Higher Studios and distributor's rights and timing for our first film

** branded swag determined by Called Higher Studios

Invest $2,500+

Premiere Invite

Invitation with two (2) tickets to the premiere of our first film* + Private Screening & Swag perk

*travel not included

Invest $5,000+

Cast Member

Become a cast member and star as an extra in our first film + an additional 5% bonus shares + Premiere Invite perk

Invest $10,000+

Producer

Receive a Producer credit on our first film + an additional 10% bonus shares + a private meet and greet with the main cast of our first film[1] + Premiere Invite perk

[1] *meet and greet for two (2) will be held at the Premiere; must be the same people that attend the Premiere Invite perk*

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Called Higher Studios, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1 / share, you will receive 110 class a common shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Jason Brown: Hi guys, my name is Jason Brown. And I'm the CEO of Called Higher Studios. Thank you guys so much for stopping by and watching this video. Our mission is to create content that teaches inspires and introduces people to Christ, Christian principles, and a pathway to Salvation. So my background has always been in film and television.

I've produced feature films, music videos, and countless commercials. The last film that I produced was a movie called Finding Harmony and it starred Alison Eastwood, Clint Eastwood's daughter, and also Billy Zane from Titanic. Our other co-founder, Ash Grayson founded a company called ribbow media and Ash has worked on a lot of the faith-based films that you've come to watch and love, he's worked on I can only imagine, God's Not Dead, War Room, The Shack, Wonder and so many more.

We love making movies. We're passionate about it. And we love doing it at a really high level and we're so excited to invite you to be a part of it at Called Higher Studios. We believe that by creating a community of people that we can create not only more faith-based content, but better movies and television shows simply by bringing you guys into the process by asking you what you want and getting your opinion, because you are the consumer you vote with your dollars. That's why we feel like it's such a great model for us to be able to partner with you guys and why we're excited to do it. You and I both know that the majority of the television shows and movies out there. It's not very good in regards to ethics and morals and teaching our kids, you know, when we watch shows, you know, sometimes me and my wife Wonder are we better for it at the end and so we want to change that we want to make content and films and television shows that are uplifting, that have morals, that shine a light on Christian values because ultimately that's our mission and that's what we feel like we're called to do at Called Higher Studios. So we are the world's first Christian fan owned Movie Studio, and we're inviting you to be a part of it. And so what that means is you actually have the opportunity to buy stock in our company you own the company, which means you own a piece of every project that we do.

So we love telling faith-based stories and we hope and pray that by you clicking the invest Now button. It could be the start of a brand new story for you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CALLED HIGHER STUDIOS, INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:58 PM 07/22/2019
FILED 04:58 PM 07/22/2019
SR 20196093442 - File Number 7451540

It is hereby certified that:

1. The name of the corporation is Called Higher Studios, Inc. (the "Corporation")

2. The date of filing of the Corporation's original Certificate of Incorporation with the Secretary of State of the State of Delaware was June 4, 2019.

3. This Amended and Restated Certificate of Incorporation was duly adopted by the corporation's Board of Directors (the "Board") and a majority of the corporation's outstanding stock in accordance with Sections 242 and 245 of Delaware General Corporation Law, with the approval of the corporation's stockholders having been given by written consent without a meeting in accordance with Section 228 of the Delaware General Corporation Law.

4. The original Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows.

ARTICLE I

The name of the corporation is Called Higher Studios, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

Section 1. Re-Authorization of Shares. The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is twenty million (20,000,000) shares, par value one-thousandth of one cent ($0.00001) per share. Of the total number of authorized shares, ten million (10,000,000) shall be Class A Voting Common Stock, five million (5,000,000) shall be Class B Voting Common Stock, and five million (5,000,000) shall be Preferred Stock. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of the Corporation.

Section 2. Reclassification of Existing Common Stock. No Common Stock has been issued prior to the filing of this Amended and Restated Certificate of Incorporation.

Section 3. Common Stock. A statement of the designations of the Common Stock and the powers, preferences, rights and qualifications, limitations or restrictions thereof is as follows:

(a) Voting Rights. The rights of the holders of the shares of Class A Voting Common Stock and Class B Voting Common Stock are identical, except that the holders of Class A Voting Common Stock shall be entitled to one (1) vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Voting Common Stock at all times shall vote together with the holders of Class B Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. Each holder of Class B Voting Common Stock shall be entitled to ten (10) votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Voting Common Stock at all times shall vote together with the holders of Class A Voting Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the Board may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Common Stock.

(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

(d) Restrictions. No holder of Called Higher Studios Class B Voting Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Voting Common Stock without Called Higher Studio's prior written consent. Called Higher Studios may withhold consent for any legitimate corporate purpose.

(e) Conversion Rights. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock at the option of the holder at any time upon written notice to the Corporation. Except for certain permitted transfers, each share of Class B Voting Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Voting Common Stock, upon sale or assignment.

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Section 4. <u>Preferred Stock</u>. The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issue of all or any of the shares of Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law.

The Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series of Preferred Stock, but not below the number of shares of such series of Preferred Stock then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the statues that they had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal the Bylaws of the Corporation.

ARTICLE VII

Section1. <u>No Personal Liability</u>. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 2. <u>Indemnification</u>. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director of officer of the Corporation or any predecessor of the Corporation,

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or serves or served at any other enterprise as a director of officer at the request of the Corporation or any predecessor to the Corporation.

Section 3. No Amendment or Repeal. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE IX

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

ARTICLE X

The name and mailing address of the incorporator are as follows.

Jason Brown
9042 Berry Farms Xing
Franklin TN 37064

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation on July 18th, 2019.

Called Higher Studios, Inc

By: _____

Name: Jason Brown

Title: Chief Executive Officer